SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: December 2002

                              Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual Reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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Filtronic plc


The following exhibit is filed as part of this Form 6-K:

Notice of Interim Results

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: December 20, 2002        By:  /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Fiona Pick
                           Title:  Solicitor and Assistant
                                   Company Secretary


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                       FILTRONIC PLC

                 Notice of Interim Results

FILTRONIC PLC, a leading designer and manufacturer of customised microwave products, will announce its interim results for the six months ended 30 November 2002 on Monday
27 January 2003

For further information please contact:

Paul McManus, Charlotte Barker, Binns & Co.

020 7786 9600


END